Aetna Inc.

151 Farmington Avenue, Hartford, Connecticut 06156

Tel. (860) 273-0123 Fax (860) 273-8340

February 27, 2017

VIA EDGAR FILING

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Request for Withdrawal of Aetna Inc. Registration Statement on Form S-4
(File No. 333-206289)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Aetna Inc., a Pennsylvania corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company's Registration Statement on Form S-4 (File No. 333-206289), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on August 10, 2015, as further amended and as declared effective by the Commission on August 28, 2015.

The Company requests the withdrawal of the Registration Statement because the transaction to which it relates has been terminated.  The Registration Statement registered the offering of common shares, par value $0.01 per share, of the Company that would have been issued in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of July 2, 2015 (the “Merger Agreement”), among the Company, Echo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, Echo Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, and Humana Inc., a Delaware corporation (“Humana”). On February 14, 2017, the Company and Humana terminated the Merger Agreement.  Accordingly, the Company will not proceed with the proposed offering of common shares in connection with the transaction. Because the proposed offering of the shares registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of Aetna Inc. It is the Company's understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact H. Oliver Smith at Davis Polk & Wardwell LLP at 212-450-4636 or Harold Birnbaum at Davis Polk & Wardwell LLP at 212-450-4678.

[Signature page follows]

Aetna Inc.
By:	/s/ William C. Baskin III
	Name:	William C. Baskin III
	Title:	Assistant Secretary